Teeccino Caffe, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2025

(Expressed in United States Dollars)

Teeccino Caffe, Inc.
Balance Sheet

As of December 31,	2025	2024
Cash	232,560	249,527
Accounts Receivable, Net	746,940	728,247
Inventory	4,193,080	3,638,933
Prepaids & Other	388,603	397,445
Total Current Assets	**5,561,183**	**5,014,153**
Property, Plant & Equipment, Net	917,401	1,015,151
All Other Noncurrent Assets	70,996	76,365
Total Noncurrent Assets	**988,398**	**1,091,517**
Total Assets	**6,549,580**	**6,105,669**
Total Accounts Payable	852,730	624,614
Total Accrued Liabilities	425,011	262,325
Total Other Current Liabilities	130,000	115,000
Total Current Liabilities	**1,407,741**	**1,001,940**
Total N/P	515,506	1,695,431
SBA - EIDL	1,571,086	1,599,972
Total All Other Noncurrent Liabilities	453,669	651,614
Total Noncurrent Liabilities	**2,540,260**	**3,947,017**
Total Liabilities	**3,948,001**	**4,948,957**
Total Equity	**2,601,579**	**1,156,713**
Total Liabilities + Equity	**6,549,580**	**6,105,669**

Unaudited

Teeccino Caffe, Inc.
Income Statement

As of December 31,	2025	2024
Gross Sales	17,689,164	16,523,532
Trade Spend	(1,801,353)	(1,745,768)
Net Sales	**15,887,811**	**14,777,764**
		-
COGS Materials	4,061,640	3,911,066
COGS: Direct Labor	1,194,208	1,166,082
COGS: Indirect Costs	618,231	566,240
Gross Profit	**10,013,732**	**9,134,377**
GP %	*63%*	*62%*
Distribution	904,609	887,989
Landed Profit	**9,109,123**	**8,246,388**
Operating Expenses	**8,770,227**	**8,007,292**
Operating Income	**338,896**	**239,096**
Non-Operating Expenses	**157,568**	**201,286**
EBITDA	**464,265**	**363,042**
EBITDA %	*3%*	*2%*
Net Income	**181,328**	**37,811**

Unaudited

Teeccino Caffe, Inc.
Statement of Cash Flows

For Fiscal Year Ended December 31,	2025	2024
Net Income	**$181,328**	**$37,811**
Provision for doubtful accounts	$3,630	$110
Write-off of inventories	$0	$0
Loss (Gain) on Sale of Fixed Assets	$0	$859
Depreciation & Amortization of PP&E & Intangibles	$125,369	$123,946
Adjustments to reconcile Net Income to Cash	$128,999	$124,915
Gross Cashflow	**$310,327**	**$162,726**
Changes in Net Working Capital		
Change in Accounts Receivable	($22,322)	($40,911)
Change in Inventory	($554,147)	($297,321)
Change in Prepaids and Other	$8,842	($114,946)
Change in Accounts Payable	$228,116	($214,044)
Change in Accrued Expenses and Other	$162,686	$210,582
Change in Net Working Capital	**($176,826)**	**($456,640)**
Net Cash from Operating Activities	**$133,501**	**($293,914)**
Investing Activities	**($22,250)**	**($125,669)**
Financing Activities	**($128,218)**	**$192,901**
Net Cash Increase / (Decrease)	**($16,968)**	**($226,682)**
Ending Cash Balance	**$232,560**	**$249,527**

Teeccino Caffe, Inc.
Statement of Changes in Equity

For Fiscal Year Ended December 31,	Share Amount	Retained Earnings	Total Shareholder Equity
Balance - December 31, 2023	4,395,447	(3,276,545)	1,118,902
Stock Issuance			-
Net Income/(loss)		37,811	37,811
Balance - December 31, 2024	4,395,447	(3,238,734)	1,156,713
Stock Issuance	1,263,538		1,263,538
Net Income/(loss)		181,328	181,328
Balance - December 31, 2025	5,658,985	(3,057,407)	2,601,579

Teeccino Caffe, Inc.
Notes to the Financial Statements
FOR YEAR ENDED TO DECEMBER 31, 2024, AND DECEMBER 31, 2025
$USD

1. NATURE OF OPERATIONS

Teeccino Caffe Inc. was incorporated in the state of California on June 2, 1994. The financial statements of Teeccino Caffe Inc. (which may be referred to as "Teeccino", "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oxnard, CA.

Teeccino is a delicious blend of organic herbs like chicory, carob, dandelion or ramón seeds plus fruits and nuts that are roasted and ground to brew like coffee or steep like tea. All products contain the highest quality ingredients without any artificial flavors, preservatives, chemicals or stimulants like caffeine and sugar. A cup of Teeccino brims with many health benefits including natural energy from nutrients, heart-healthy potassium, and prebiotic inulin.

The Company believes in supporting its customers' optimal health and protecting life on our planet. These two principles guide all the company's decisions about their products and how they source their ingredients. By pioneering new trade for herbs harvested in rural communities, Teeccino creates economic opportunities where income is scarce. The Company is dedicated to the four "Ps": purpose, people, planet, and profits. To which they also add the fifth "P": passion, which fuels the company's dedication to service on behalf of the common good.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025, and the Company determined that no reserve was necessary.

Inventories

Inventories are stated at lower cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture & fixtures	7 - 10 years
Leasehold improvements	27.5 years
Machinery & equipment	7 - 12 years
Tradeshow furnishings	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Teeccino Caffe Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company derives all revenues from the sale of coffee and tea products. The Company sells directly to consumers online through the Company's website and online accounts, and wholesales its coffee products both directly and through which in turn sells or supplies the products to the end-consumer.

Cost of Sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2025	2024
Prepaids	193,157	188,196
Deposits	151,074	168,249
A/R Employee Loans	11,199	7,900
Current Assets: Other	33,173	33,101
Total	388,603	397,445

Other current liabilities consist of the following items:

As of December 31,	2025	2024
Accrued: Payroll	106,987	140,515
Accrued: Other	318,024	121,810
Total Accrued Liabilities	425,011	262,325
Community West LOC	130,000	115,000
Total Other Current Liabilities	130,000	115,000
Total	1,110,022	754,651

4.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2025, property and equipment consists of:

As of December 31,	2025	2024
Machinery & Equipment	991,622	975,582
Leashold Improvements	431,708	431,708
Computer Equipment	319,331	313,723
Furniture & Fixtures	61,943	61,943
Vehicles	14,917	14,917
Tradeshow Furnishings	6,808	6,808
Accumulated Depreciation	(908,929)	(789,531)
Total	917,401	1,015,151

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2025, and 2024 were in the amount of $120,000 and $122,530, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares the Company is authorized to issue is 30,000,000 shares, with no par value.

20,000,000 shares are designated as Common Shares with no par value, and 10,000,000 shares are designated as Preferred Stock with no par value.

Common Stock

As of December 31, 2025, and December 31, 2024, Common Shares in the amount of 7,695,293 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue two series of Preferred Stock. Series A Preferred Stock and Series B Preferred Stock.

The Company is authorized to issue 1,979,868 of shares of Series A Preferred Stock with no par value. As of December 31, 2025, and December 31, 2024, 1,979,868 shares of Series A Preferred Shares have been issued and are outstanding.

The Company is authorized to issue 1,000,000 shares of Series B Preferred stock with no par value. As of December 31, 2025, and December 31, 2024, 227,272, and 227,272 shares of Series B Preferred Shares have been issued and are outstanding.

As of December 31, 2025, and December 31, 2024, 221,095, and 0 shares of Series C Preferred Shares have been issued and are outstanding.

6. SHARE-BASED COMPENSATION

2007 Equity Participation Plan of Teeccino Caffe, Inc.

In 2007, the Company established the 2007 Equity Participation Plan of Teeccino Caffe, Inc. (the "2007 Plan"). On May 5, 2014, the 2007 Plan was amended to provide additional incentive for directors, employees and consultants to further the growth, development and financial success of the Company by personally benefiting through the ownership of securities of the Company ; and enabling the Company to obtain and retain the services of directors, employees and consultants considered essential to the long-term success of the Company by offering them an opportunity to own securities in the Company which will reflect the growth, development, and financial success of the Company. Options granted under the 2007 Plan may be incentive stock option ("ISOs") intended to qualify under Internal Revenue Code Section 422 or nonqualified stock options ("NSOs"), which do not qualify as ISOs as described in Code Section 422(b) or 423(b).

Employees, outside directors, advisors, and consultants shall be eligible for the grant of NSOs or the direct award or sale of shares. Only Employees shall be eligible for the grant of ISOs.

The 2007 Plan expired in 2017. As of December 31, 2025, the Company has 0 remaining options issued under the 2007 Plan. All shares from the 2007 Plan to date have been restricted stock grants or awards, and in general, shares vest over a period of approximately three to four years. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith.

Teeccino Caffe Inc. 2017 Stock Incentive Plan

During 2017, the Company established a new share-based compensation plan, The Teeccino Caffe Inc. 2017 Stock Incentive Plan (the "2017 Plan"). The 2017 Plan , provides an incentive for directors, employees and consultants to further the growth, development and financial success of the Company by personally benefiting through the ownership of securities of the Company ; and enabling the Company to obtain and retain the services of directors, employees and consultants considered essential to the long-term success of the Company by offering them an opportunity to own securities in the Company which will reflect the growth, development, and financial success of the Company. Options granted under the 2017 Plan may be incentive stock option ("ISOs") intended to qualify under Internal Revenue Code Section 422 or nonqualified stock options ("NSOs"), which do not qualify as ISOs as described in Code Section 422(b) or 423(b).

Employees, outside directors, advisors, and consultants shall be eligible for the grant of NSOs or the direct award or sale of shares. Only employees shall be eligible for the grant of ISOs.

A total of 4,000,000 Common Stock shares have been authorized for issuance under this 2017 Plan. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The granting of shares and exercise price must be approved by the Company's board of directors. As of December 31, 2025, the Company has issued 3,873,250 shares, and has 126,750 shares available to be issued under the 2017 Plan. All shares from the 2017 Plan to date have been restricted stock grants or awards, and in general, shares vest over a period of approximately three to four years.

7. DEBT

Lender	Original Date	Original Amount	2025 Balance	2024 Balance	Interest Rate	Monthly Payment	Maturity Date	Collateral / Security	Monthly Payment
Owners	Varies	Varies	$ 515,506	$1,700,696	6.00%	$ -	Open	General Assets	$ -
Community West Bank - LOC	1/4/2023	$ 200,000	$ 130,000	$ 115,000	9.00%	Interest only	10/31/2025	General Assets	$ 975
Community West Bank - loan	8/2/2021	$ 975,000	$ 295,814	$ 464,494	4.25%	$ 15,426	8/20/2027	General Assets	$ 15,426
SBA EIDL	5/3/2022	$1,473,300	$1,571,086	$1,599,972	3.75%	$ 7,586	5/3/2052	General Assets	$ 7,586
US Bank	11/5/2023	$ 100,170	$ 71,206	$ 85,914	9.20%	$ 1,816	11/5/2029	Specific Equipment	$ 1,816
US Bank	TBA	$ 109,553	$ 86,649	$ 101,207	12.43%	$ 2,196	TBA	Specific Equipment	$ 2,196
Total		$2,858,023	$2,670,260	$4,067,282					$ 27,999

Unaudited

SBA EIDL Loan

The Company received a SBA PPP loan in the amount of $1,473,300 with an interest rate of 3.75% per annum during the year ending December 31, 2022.

Community Bank Loan 2977

On August 2, 2021, the Company entered into a working capital loan agreement with Community Bank in the amount of $975,000 with an interest rate of 4.25% per annum.

Related Party Note Payables

The Company issued secured notes totaling $2,037,506 to related parties during previous fiscal years. The loans carry an interest rate of 6% per annum and have various maturity dates. As of December 31, 2025, $516,506 was outstanding. The Company recorded interest expenses of $199,625 and $197,253, on these notes for years ended December 31, 2025, and December 31, 2024, respectively.

Community West LOC

As of December 31, 2025, and December 31, 2024, the Company had an outstanding balance on the Line of Credit with Community West Bank of $130,000 and $115,000 respectively

US Bank Equipment Loans

On November 5, 2023 and January 15, 2024, the company entered into an equipment loan agreement with US Bank in the amount of $100,170 and $109,553 with interest rates of 9.2% and 12.43% respectively.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2025, are as follows:

Year	Obligation
2026	408,000
2027	408,000
2028	408,000
2029	408,000
2030	408,000
Thereafter	6,681,000
Total future minimum operating lease payments	**8,721,000**

Rent expenses were in the amount of $408,000 and $408,000, for the fiscal years ended December 31, 2025, and December 31, 2024, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements